中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2[redacted]ER TO THE SEC

11th April, 2005

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following document:-

- Announcement dated 31st March, 2005

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH05

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 235)

ANNOUNCEMENT OF RESULTS OF MRI HOLDINGS LIMITED FOR THE YEAR ENDED 31ST DECEMBER, 2004

MRI Holdings Limited, a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its audited financial results for the year ended 31st December, 2004. The audited financial statements of MRI are set out below.

This announcement is made by China Strategic Holdings Limited ("CSH") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of CSH with financial information of MRI Holdings Limited ("MRI"), is an approximately 57.26% owned subsidiary of CSH, which has announced such information to the public in Australia on 31st March, 2005.

The board of directors (the "Board") of CSH announces the audited financial results of MRI for the year ended 31st December, 2004 which has been announced by MRI in accordance with rule 4.5 of the Australian Stock Exchange on 31st March, 2005 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Stock Exchange.

The audited financial statements for the year ended 31st December, 2004 are prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and complies with other requirements of the law of Australia.

Results

The audited consolidated results of MRI and its subsidiaries for the years ended 31st December, 2004 and 2003 are as follows:

	Year ended 31st December,	
	2004	2003
	A$'000	*A$'000*
Turnover	**841**	635
Operating (loss)/profit	**(662)**	2,391
Taxation	**(131)**	(111)
(Loss)/profit attributable to shareholders	**(793)**	2,280
Accumulated losses brought forward	**(12,860)**	(15,140)
Accumulated losses carried forward	**(13,653)**	(12,860)
Basic (losses)/earnings per share	**(1.7) cents**	5.0 cents

Diluted (losses)/earnings per share is not materially different from basic (losses)/earnings per share and therefore is not disclosed.

Balance Sheet Highlights

The audited consolidated balance sheets of MRI and its subsidiaries shows the followings:

	As at 31st December,	
	2004	2003
	A$'000	*A$'000*
Current assets	**16,241**	16,277
Non current assets	**5,643**	6,540
Total assets	**21,884**	22,817
Current liabilities	**(320)**	(189)
Non current liabilities	**(155)**	(71)
Net assets	**21,409**	22,557
Share capital	**31,184**	31,184
Reserves and accumulated losses	**(9,775)**	(8,627)
	21,409	22,557

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 31st March, 2005

As at the date of this announcement, the Board comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva, Mr. Li Bo as executive directors, Mr.